Exhibit 99.1

BitFuFu Announces Entry into Letter of Intent to Acquire Majority Stake in 51-MW Bitcoin Mining Facility
in Oklahoma, United States

SINGAPORE, January 16, 2025 - BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, announced today that it has signed a letter of intent to acquire a majority stake in a 51-megawatt (MW) Bitcoin mining facility in the State of Oklahoma, United States.

Strategically located in an unpopulated area, the facility has completed construction of its power and mining infrastructure. It boasts a reliable power supply of 51 MW from the grid at a competitive average cost of approximately 3 cents per kilowatt-hour. Operating air-cooled Bitcoin miners, the facility has consistently delivered high levels of hashrate efficiency.

The transaction, expected to close in the first half of 2025 if consummated, is structured as a majority equity acquisition. The proposed transaction is subject to a definitive agreement to be negotiated between the parties, conditioned upon further financial and legal due diligence, as well as other customary closing conditions. There is no assurance that any transaction will be concluded.

“This acquisition would represent a pivotal step in advancing our North American expansion strategy and 1GW global power capacity build-up plan,” said Leo Lu, Chairman and CEO of BitFuFu. “By securing access to long-term, low-cost, and reliable power, we are not only enhancing our operational efficiency but also reinforcing our position as a leader in Bitcoin mining. Our ability to identify and capitalize on strategic opportunities is a testament to the scale of our global hashrate network and the insights into mining operations. This transaction underscores our unwavering commitment to delivering sustainable, long-term value to our shareholders while fostering strategic partnerships within the industry.”

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in the Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

General inquiries:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com